Exhibit 99.1
Stellantis Reports Q3 2026 Financial Results
FaSTLAne 2030 Execution Continues, with All Financial Metrics Improved Year-over-Year;
Guidance Reaffirmed, Value Creation Program Ramping Up

•Net revenues increased to €37.6 billion, up 1.0% versus Q3 2025. Enlarged Europe +3%, South America +3%, North America -3%, Middle East & Africa -19%, Asia Pacific -7%
•Net loss was €(0.5) billion in Q3 2026, a 90% improvement over the prior year, which was impacted by significant items
•Adjusted operating income(1) was €0.3 billion in Q3 2026, with AOI margin(2) of 0.7%, up 50 bps year-over-year. This represents a €0.2 billion improvement versus Q3 2025, with all regions delivering positive AOI margins with the exception of Enlarged Europe
•Industrial free cash flows(3) improved €0.3 billion to negative €(4.0) billion in Q3 2026
•Industrial available liquidity(4) closed at €42.7 billion, representing 26% of trailing 12-month Net revenues and remaining within the Company's targeted 25-30% liquidity range
•2026 Financial Guidance Reaffirmed, including positive Industrial Free Cash Flow in 2027

“During the quarter, we continued to make progress in the early execution of our FaSTLAne 2030 plan, launching new products, accelerating partnerships as planned, and delivering meaningful improvements in manufacturing and quality. At the same time, our Value Creation Program has ramped up rapidly, with positive contributions being recognized in the quarter, and we remain on track to implement at least 40% of the total €6 billion in run-rate efficiencies by the end of this year. As a result, we reaffirm our 2026 guidance, and our expectation of positive Industrial Free Cash Flow in 2027.”

                                                                           Antonio Filosa, CEO

2027 Jeep® Wrangler Switchback

€ million / 000's units		Q3 2026	Q3 2025	Change		YTD 2026	YTD 2025	Change

FY 2026 FINANCIAL GUIDANCE

Net revenues: Mid-Single Digit % Increase

AOI margin %(2): Low-Single Digit %

Industrial free cash flows(3): Improved Y-o-Y (incl. ∼€1.6B in cash payments related to H2 '25 charges)

Expect positive Industrial free cash flows(3) in 2027

I F R S	Net revenues	37,611	37,206	+1%		119,225	111,467	+7%
	Net profit/(loss)	(453)	(4,532)	+90%		217	(6,788)	n.m.
	Diluted EPS	(0.18)	(1.57)	+89%		0.02	(2.35)	n.m.
	Cash flows from operating activities	(3,930)	(4,551)	+14%		(6,817)	(6,838)	+0.3%
N O N - G A A P	Adjusted operating income/(loss)(1)	256	90	+184%		1,989	630	+216%
	Adjusted operating income margin(2)	0.7%	0.2%	50	bps	1.7%	0.6%	110	bps
	Adjusted diluted EPS(5)	(0.01)	(0.04)	+75%		0.31	0.14	+121%
	Industrial free cash flows(3)	(4,009)	(4,304)	+7%		(4,930)	(7,309)	+33%
	Consolidated shipments(6)	1,286	1,300	(1)%		4,244	3,964	+7%
	Combined shipments(6)	1,308	1,334	(2)%		4,276	4,024	+6%
________________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document
n.m. - not meaningful

Refer to pages 11-12 for explanation of the items referenced on this page

AMSTERDAM – October 28, 2026 — Stellantis reported Q3 2026 financial results, with Net revenues increasing 1% year-over-year to €37.6 billion. The improvement was driven by higher volumes in Enlarged Europe and stable volumes and favorable FX in South America, resulting in 3% year-over-year Net revenues increases in both regions. North America Net revenues were down 3% on lower volumes as a consequence of planned production downtime, Middle East & Africa Net revenues were down 19% on lower volumes, and Asia Pacific was down 7% on lower volumes.
Net loss was €(0.5) billion in Q3 2026, a 90% improvement over the prior year which was impacted by significant items.
Adjusted operating income(1) improved to €0.3 billion, representing an AOI margin(2) of 0.7%, with North America up 340 bps, Asia Pacific up 480 bps, Middle East & Africa up 140 bps, and South America relatively flat, down 30 bps year-over-year, while Enlarged Europe was down 340 bps year-over-year.
Industrial free cash flows(3) were negative €(4.0) billion in Q3 2026, an improvement of €0.3 billion versus Q3 2025, reflecting improved operating performance.
FaSTLAne 2030 continues to gain traction and Stellantis is reaffirming its 2026 financial guidance, including positive Industrial free cash flow in 2027, noting the following:

•Continued focus on profitability, aligning production with demand
•Higher total consolidated shipment volumes in Q4 2026 as compared to Q3 2026
•Management of North America inventory, with December 2026 converging to a similar level as compared to December 2025
•Broadly stable pricing environment in Q4 2026 as compared to Q3 2026
•Positive working capital contribution in Q4 2026 driven by normal Q4 seasonality
•Full-year net tariff costs estimated at €1.0 billion; €0.6 billion incurred September YTD
•Full-year cash outflows related to H2 '25 charges estimated at approximately €1.6B, including €0.1B paid in Q3 2026 and €1.1B paid through September YTD
•Full-year capital expenditures and R&D spending estimated at 6.5% of Net revenues; consistent with the FaSTLAne 2030 investment plan for this year
•Incremental cost headwinds from memory chips and recall costs as compared to Q3 2026
•Value Creation Program ("VCP") savings expected to continue accelerating, realizing mid-hundreds of millions of euros in Q4 2026, approximately double the amount realized in Q3 2026

Regional results for the quarter demonstrated progress across key markets.

North America: Sales increased 1% versus Q3 2025, with a 0.3% decrease in both U.S. and Canada, and a 24% increase in Mexico (28% including Leapmotor(7)). Stellantis U.S. sales outperformed the U.S. industry trend, which was down 0.8% in Q3 2026, driven by Ram 1500, which was up 73%, Dodge Durango up 14%, and Chrysler Pacifica up 6% year-over-year. North America market share increased to 7.5%, up 10 bps year-over-year, driven by new product and powertrain offerings, specifically due to Ram, whose North America sales increased 30% year-over-year, and represented the fastest growing brand in North America based on year-over-year industry share gains.

Enlarged Europe: EU30 sales increased 1% versus Q3 2025, 6% including Leapmotor(7), driven primarily by Smart Car, up 36% year-over-year and growing BEV demand in France, Germany and UK. EU30 Passenger Car BEV sales were up 65% year-over-year (93% including Leapmotor(7)) and EU30 Light Commercial Vehicle BEV sales up 46%. EU30 market share was 14.8%, down 60 bps year-over-year or 15.6% including Leapmotor(7), down 10 bps. Stellantis reaffirmed its leadership in the EU30 LCV segment, achieving 26.9% market share, down 110 bps year-over-year, and is expanding its lineup with the affordable Pro One Smart Car Compact Van. Leapmotor continues to build momentum with sales growing nearly four-fold as compared to the prior year.

South America: Sales decreased 4% versus Q3 2025, down 2% including Leapmotor(7). Despite a market share decrease, Stellantis maintained its regional leadership with an 18.6% market share (18.9% including Leapmotor(7)). Stellantis maintains No. 1 positions in Brazil and Argentina, with market shares of 25.1% and 25.3%, respectively (25.5% and 25.6% including Leapmotor(7)). In major markets, Q3 2026 delivered year-over-year sales improvement with Fiat Strada up 13% and Toro up 26%, Fiat Pulse up 20% and the Ram brand up 33%, driven by the all-new Dakota.

Middle East & Africa: Sales declined 22% versus Q3 2025. Market share was 10.1 % and decreased by 150 bps year-over-year against an 11% regional industry decline. The region was number two in LCV with 21.8% market share, up 240 bps year-over-year. Sales decline was mainly due to weaker market conditions in Türkiye and temporary transition effects in the country, including the phase-out of the Fiat Egea ahead of the upcoming launch of the all-new Fiat Grizzly, and the start of local production of the small van in October.

Asia Pacific: Sales decreased 27% versus Q3 2025, 22% including Leapmotor(7), driven primarily by a decline in the Citroën C5X. Q3 2026 market share was 0.2%, down from 0.3% in Q3 2025. During Q3 2026, Malaysian production of the Leapmotor C10 and B10 began and Dongfeng Stellantis Automotive Technology (Wuhan) Co. (DSAT) was established. Additionally, Dongfeng Peugeot Citroën Automobile Co., Ltd (DPCA) completed the shareholder loan-to-equity conversion in September 2026, allowing for the development and expansion of two new Jeep and two new Peugeot models.
Upcoming Events
•Q3 2026 Results Call with Management - October 28, 2026, at 1:00 p.m. CET / 8:00 a.m. EDT. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website (www.stellantis.com).
•FaSTLAne 2030 / Maserati Day to take place in Modena, Italy on December 10.

About Stellantis
Stellantis (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit https://www.stellantis.com.
Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

SEGMENT PERFORMANCE - Q3 2026*

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	Q3 2026	Q3 2025	Change		€ million, except as otherwise stated	Q3 2026	Q3 2025	Change
Shipments (000s)	357	404	(47)		Shipments (000s)	588	534	+54
Net revenues	15,586	16,087	(3)%		Net revenues	14,062	13,631	+3%
AOI	64	(475)	n.m.		AOI	(311)	157	n.m.
AOI margin	0.4%	(3.0)%	+340	bps	AOI margin	(2.2)%	1.2%	(340)	bps
•Shipments decreased 12%, primarily due to planned production shutdown affecting certain Jeep models, including Grand Cherokee and Compass, partially offset by new and refreshed products, including Ram 1500 HEMI V8, Ram 1500 TRX and Jeep® Cherokee HEV
•Net revenues decreased 3%, primarily driven by lower volumes partially offset by favorable mix, positive net pricing, and favorable foreign exchange translation impacts
•Adjusted operating income/(loss) improved by €539 million, driven by positive net pricing and industrial cost savings, including VCP, partially offset by lower volumes

•Shipments increased 10%, primarily driven by higher volumes of Fiat Pandina, Fiat 500 Hybrid, and Fiat Grande Panda, Citroën C3 and C3 Aircross, Peugeot 208, Jeep® Compass, Opel/Vauxhall Frontera, and Leapmotor-branded vehicles, notably B10 and C10
•Net revenues increased 3% driven by higher volumes partially offset by negative net pricing and unfavorable mix
•Adjusted operating income/(loss) declined by €468 million driven mainly by negative net pricing, and unfavorable mix, partially offset by higher volumes and industrial cost savings, including VCP

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	Q3 2026	Q3 2025	Change		€ million, except as otherwise stated	Q3 2026	Q3 2025	Change
Combined shipments(6) (000s)	95	128	(33)		Shipments (000s)	251	252	(1)
Consolidated shipments(6) (000s)	75	95	(20)		Net revenues	4,120	3,989	+3%
Net revenues	1,673	2,060	(19)%		AOI	431	429	—%
AOI	244	272	(10)%		AOI margin	10.5%	10.8%	(30)	bps
AOI margin	14.6%	13.2%	+140	bps
•Consolidated shipments decreased 21%, reflecting lower volumes in Türkiye due to overall industry decline
•Net revenues decreased 19%, primarily due to lower volumes and unfavorable foreign exchange translation effects from the Turkish Lira partially offset by positive net pricing and favorable mix
•Adjusted operating income/(loss) declined by €28 million, primarily due to lower volumes and unfavorable foreign exchange effects related to Turkish Lira devaluation, partially offset by positive net pricing and favorable mix

•Shipments were flat, driven primarily by lower volumes in Argentina, largely offset by higher volumes in Brazil
•Net revenues increased 3%, mainly reflecting positive foreign exchange translation effects of the Brazilian Real, partially offset by unfavorable mix and negative net pricing
•Adjusted operating income/(loss) improved by €2 million, primarily due to favorable foreign exchange effects, partially offset by unfavorable mix and negative net pricing

ASIA PACIFIC
€ million, except as otherwise stated	Q3 2026	Q3 2025	Change
Combined shipments(6) (000s)	16	16	—
Consolidated shipments(6) (000s)	15	16	(1)
Net revenues	445	476	(7)%
AOI	18	(4)	n.m.
AOI margin	4.0%	(0.8)%	+480	bps
•Consolidated shipments decreased 6%, reflecting lower volumes in Japan and Australia, partially offset by higher volumes in India and China.
•Net revenues decreased 7%, driven by lower volumes and unfavorable mix
•Adjusted operating income/(loss) improved by €22 million, primarily driven by industrial cost savings, partially offset by negative mix

n.m. = not meaningful

(*) Effective January 2026, the Company’s segment structure was updated to align with how the Chief Operating Decision Maker (“CODM”) reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reporting segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific. Refer to Note 8 for additional information.
Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

SEGMENT PERFORMANCE - YTD 2026*

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	YTD 2026	YTD 2025	Change		€ million, except as otherwise stated	YTD 2026	YTD 2025	Change
Shipments (000s)	1,181	1,052	+129		Shipments (000s)	1,987	1,825	+162
Net revenues	49,893	44,390	12%		Net revenues	44,863	44,188	2%
AOI	611	(1,457)	n.m.		AOI	(397)	90	n.m.
AOI margin	1.2%	(3.3)%	+450	bps	AOI margin	(0.9)%	0.2%	(110)	bps

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	YTD 2026	YTD 2025	Change		€ million, except as otherwise stated	YTD 2026	YTD 2025	Change
Combined shipments(6) (000s)	338	379	(41)		Shipments (000s)	723	723	—
Consolidated shipments(6) (000s)	307	320	(13)
Net revenues	6,626	7,022	(6)%		Net revenues	12,081	11,760	3%
AOI	855	1,040	(18)%		AOI	1,226	1,618	(24)%
AOI margin	12.9%	14.8%	(190)	bps	AOI margin	10.1%	13.8%	(370)	bps

ASIA PACIFIC
€ million, except as otherwise stated	YTD 2026	YTD 2025	Change
Combined shipments~~(6~~) (000s)	47	45	+2
Consolidated shipments(6) (000s)	46	45	+1
Net revenues	1,379	1,486	(7)%
AOI	15	(4)	n.m.
AOI margin	1.1%	(0.3)%	+140	bps
n.m. = not meaningful

(*) Effective January 2026, the Company’s segment structure was updated to align with how the Chief Operating Decision Maker (“CODM”) reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reporting segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific. Refer to Note 8 for additional information.

Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

Reconciliations
Net revenues from external customers to Net revenues and Net profit to Adjusted operating income

Q3 2026	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	ASIA PACIFIC	OTHER(*)	STELLANTIS
Net revenues from external customers		15,570	14,062	1,673	4,088	445	1,773	37,611
Net revenues from transactions with other segments		16	—	—	32	—	(48)	—
Net revenues		15,586	14,062	1,673	4,120	445	1,725	37,611
Net profit/(loss)								(453)
Tax expense/(benefit)								(79)
Net financial expenses/(income)								201
Operating income/(loss)								(331)
Adjustments:
Takata airbags recall campaign(A)		—	218	—	5	—	—	223
Write-down of investment in Leasys(B)		—	—	—	—	—	118	118
Restructuring and other costs, net of reversals(C)		—	49	—	15	—	2	66
Costs related to product plan realignments and program cancellations(D)		31	—	—	—	—	—	31
Other(E)		83	70	(1)	(1)	(5)	3	149
Total adjustments		114	337	(1)	19	(5)	123	587
Adjusted operating income/(loss)(1)		64	(311)	244	431	18	(190)	256
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Related to stop-drive campaigns on certain vehicles, mainly in Enlarged Europe
(B) During the three months ended September 30, 2026, the Company recognized a €118 million charge related to its investment in Leasys SAS ("Leasys")
(C) Primarily related to workforce reductions, mainly in Enlarged Europe
(D) Related to costs incurred as a result of product plan realignments and program cancellations in North America
(E) Comprised primarily of adjustments to costs related to the transformation of certain plants in North America and Enlarged Europe, along with a regulatory impairment charge in North America

Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

Q3 2025	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	ASIA PACIFIC	OTHER(*)	STELLANTIS
Net revenues from external customers		16,079	13,622	2,053	3,927	476	1,049	37,206
Net revenues from transactions with other segments		8	9	7	62	—	(86)	—
Net revenues		16,087	13,631	2,060	3,989	476	963	37,206
Net profit/(loss)								(4,532)
Tax expense/(benefit)								(1,163)
Net financial expenses/(income)								(6)
Operating income/(loss)								(5,701)
Adjustments:
Change in estimate for contractual warranties(A)		3,252	—	—	—	—	—	3,252
Costs related to program cancellations(B)		1,734	12	—	2	—	—	1,748
Restructuring and other costs, net of reversals(C)		(31)	411	—	6	—	15	401
Fuel cell program discontinuation(D)		—	79	—	—	—	—	79
Takata airbags recall campaign(E)		—	50	6	—	—	—	56
Platform impairments		—	1	—	—	—	—	1
Other(F)		257	13	—	(1)	(5)	(10)	254
Total adjustments		5,212	566	6	7	(5)	5	5,791
Adjusted operating income/(loss)(1)		(475)	157	272	429	(4)	(289)	90
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Related to the change in estimate for contractual warranty provisions, resulting from the reassessment of the estimation process, taking into account recent increases in cost inflation and a deterioration in quality, as a result of operational choices, which did not deliver the expected quality performance
(B) Primarily related to costs incurred as a result of program cancellations
(C) Primarily related to workforce reductions, mainly in Enlarged Europe
(D) Related to the Company’s decision to discontinue its hydrogen fuel cell strategy, comprising €12 million of impairments of capitalized development expenditures and property, plant and equipment, €47 million of provisions for risks, and €20 million of other expenses
(E) Related to stop-drive campaigns on certain vehicles in Enlarged Europe announced in June 2025
(F) Comprised primarily of (i) net costs recognized to support the workforce during the transformation of certain plants in North America, (ii) gains on disposal of investments in Enlarged Europe and (iii) a gain from dilution related to the investment in Archer Aviation

Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

YTD 2026	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	ASIA PACIFIC	OTHER(*)	STELLANTIS
Net revenues from external customers		49,877	44,859	6,626	11,965	1,379	4,519	119,225
Net revenues from transactions with other segments		16	4	—	116	—	(136)	—
Net revenues		49,893	44,863	6,626	12,081	1,379	4,383	119,225
Net profit/(loss)								217
Tax expense/(benefit)								289
Net financial expenses/(income)								553
Operating income/(loss)								1,059
Adjustments:
Restructuring and other costs, net of reversals(A)		(21)	507	4	52	2	4	548
Takata airbags recall campaign(B)		—	318	5	6	—	—	329
Costs related to product plan realignments and program cancellations(C)		252	(25)	—	—	—	—	227
Write-down of investment in Leasys(D)		—	—	—	—	—	118	118
(Gains)/losses on disposal of investments(E)		—	12	—	(2)	—	(69)	(59)
U.S. GHG regulation change(F)		(66)	—	—	—	—	—	(66)
Renegotiated regulatory purchase commitments of credits(G)		(317)	—	—	—	—	—	(317)
Other(H)		91	67	1	(1)	(9)	1	150
Total adjustments		(61)	879	10	55	(7)	54	930
Adjusted operating income/(loss)(1)		611	(397)	855	1,226	15	(321)	1,989
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in Enlarged Europe
(B)Related to stop-drive campaigns on certain vehicles mainly in Enlarged Europe
(C)Primarily related to costs incurred as result of product plan realignments and program cancellations, including €252 million recognized in North America, as well as a provision reversal of €25 million in Enlarged Europe
(D)During the nine months ended September 30, 2026, the Company recognized a €118 million charge related to its investment in Leasys
(E)Comprised primarily of (i) gains recognized as a result of the loss of significant influence over Archer and the resulting termination of the equity method, (ii) a dilution gain related to the investment in Comau Group, and (iii) gains/(losses) recognized on the disposal of non-significant assets in Enlarged Europe
(F)Following the repeal of the U.S. GHG emissions standards, the Company recognized a gain of €66 million within Cost of revenues. The net gain consisted of an impairment of GHG-related Other intangible assets of €284 million and the elimination of the related GHG provision of €350 million
(G) Includes a net gain of €317 million within Cost of revenues related to renegotiated contractual commitments for the purchase of regulatory compliance credits
(H) Comprised primarily of adjustments to costs related to the transformation of certain plants in North America and Enlarged Europe, along with a regulatory impairment charge in North America

Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

YTD 2025	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	ASIA PACIFIC	OTHER(*)	STELLANTIS
Net revenues from external customers		44,382	44,177	7,009	11,625	1,482	2,792	111,467
Net revenues from transactions with other segments		8	11	13	135	4	(171)	—
Net revenues		44,390	44,188	7,022	11,760	1,486	2,621	111,467
Net profit/(loss)								(6,788)
Tax expense/(benefit)								(1,777)
Net financial expenses/(income)								154
Operating income/(loss)								(8,411)
Adjustments:
Change in estimate for contractual warranties(A)		3,252	—	—	—	—	—	3,252
Costs related to product plan realignments and program cancellations(B)		2,061	146	8	321	1	—	2,537
Restructuring and other costs, net of reversals(C)		(72)	942	—	10	—	43	923
Fuel cell program discontinuation(D)		—	812	—	—	—	—	812
Takata airbags recall campaign(E)		—	289	6	—	—	—	295
Platform impairments(F)		—	579	—	—	—	—	579
Corporate average fuel economy ("CAFE") penalty rate(G)		269	—	—	—	—	—	269
Stellantis Türkiye disposal(H)		—	—	246	—	—	—	246
Other(I)		174	(10)	—	(1)	(3)	(32)	128
Total adjustments		5,684	2,758	260	330	(2)	11	9,041
Adjusted operating income/(loss)(1)		(1,457)	90	1,040	1,618	(4)	(657)	630
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Related to the change in estimate for contractual warranty provisions, resulting from the reassessment of the estimation process, taking into account recent increases in cost inflation and a deterioration in quality, as a result of operational choices, which did not deliver the expected quality performance
(B) Primarily related to costs incurred as result of product plan realignments and program cancellations
(C) Primarily related to workforce reductions, mainly in Enlarged Europe, partially offset by a €72 million reduction in estimated North America restructuring costs
(D) During the nine months ended September 30, 2025, Stellantis decided to discontinue its fuel cell strategy. As a result, the following items have been impaired: (i) investment in Symbio (€179 million), (ii) loans granted to Symbio (€162 million), (iii) capitalized development expenditures and property, plant and equipment related to fuel cells (€341 million), (iv) in addition, provisions for risks were recognized (€110 million) and (v) other expenses (€20 million)
(E) Related to stop-drive campaigns on certain vehicles in Enlarged Europe announced in June 2025
(F) Due to reduced volumes, platforms used for Maserati and Alfa Romeo vehicles were impaired and recognized in Enlarged Europe for €579 million
(G) As a result of the elimination of CAFE fines with the enactment of the One Big Beautiful Bill, the Company recognized a net expense of €97 million, comprised of net €172 million of CAFE credits recognized as a reduction of Cost of revenues, which remains included in Adjusted operating income as these amounts reduced prior year CAFE fines, and a net expense of €269 million, which is excluded from AOI and comprised of (i) elimination of the CAFE provision of €844 million, (ii) impairment of the regulatory credit assets of €609 million, and (iii) onerous contracts related to contractual purchase commitments for CAFE credits of €504 million
(H) Sale of Stellantis Türkiye to the Company’s joint venture, Tofas, for which the Company recognized an estimated loss on disposal of €246 million, driven primarily by the recycling of the cumulative translation reserve from Equity to the Consolidated Income Statement upon disposal
(I) Comprised primarily of (i) net costs to support the workforce during the transformation of certain plants in North America, (ii) gains on sales of real estate in Enlarged Europe, and (iii) a gain from dilution related to the investment in Archer Aviation
Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

Diluted EPS to Adjusted diluted EPS(5)

Results from continuing operations
(€ million, except as otherwise stated)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Net profit/(loss) attributable to owners of the parent	(470)	(4,542)	186	(6,782)
Coupon and tax impacts on Hybrid perpetual notes(A)	(65)	—	(129)	—
Weighted average number of shares outstanding (000)	2,902,097	2,888,824	2,899,471	2,884,705
Number of shares deployable for share-based compensation (000)(B)	—	—	8,823	—
Weighted average number of shares outstanding for diluted earnings per share (000)	2,902,097	2,888,824	2,908,294	2,884,705
Diluted earnings/(loss) per share (A) (€/share)	(0.18)	(1.57)	0.02	(2.35)

Adjustments, per above	587	5,791	930	9,041
Tax impact on adjustments(C)	(95)	(1,375)	(76)	(1,845)
Unusual items related to income taxes	—	—	—	—
Total adjustments, net of taxes	492	4,416	854	7,196
Number of shares deployable for share-based compensation (000)	—	—	—	15,846
Adjusted dilutive impact per share	—	—	—	—
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	0.17	1.53	0.29	2.49
Adjusted Diluted earnings per share(5) (€/share) (A+B)	(0.01)	(0.04)	0.31	0.14
______________________________________________________________________________________________________________________________________________
(A) In 2026, following the issuance of Hybrid perpetual notes classified as equity, coupons accrued on these instruments, together with the Hybrid perpetual notes, are accounted for in a separate reserve within equity, which is not available for distribution to equity holders. The deferred tax effect arising from the issuance discount and other costs on the Hybrid perpetual notes is also recognized directly in equity within Retained earnings and other reserves. Accordingly, the coupon accrued and the deferred tax impact are deducted from Net profit/(loss) attributable to the equity holders of the parent in calculating both basic and diluted earnings per share. No such adjustment was required in 2025, as no Hybrid perpetual notes were outstanding during that period
(B) For the three months ended September 30, 2026 and for the three and nine months ended September 30, 2025, the Company reported a loss attributable to the owners of the parent. Consequently, the potential dilutive impact of share-based payment plans was excluded from the calculation of diluted earnings/(loss) per share, as its inclusion would have been anti-dilutive. For the nine months ended September 30, 2025, however, the adjusted net result reflected a profit and, therefore, the potential dilutive effect of share-based payment plans was included in the calculation of Adjusted diluted earnings per share. For the three months ended September 30, 2026 and September 30, 2025, the adjusted net result remained a loss and no dilutive effect was included
(C) Tax impact on adjustments is calculated based on the expected local country tax implications for each adjustment

Cash flows from operating activities to Industrial free cash flows

(€ million)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Cash flows from/(used in) operating activities	(3,930)	(4,551)	(6,817)	(6,838)
Less: Financial services, net of inter-segment eliminations	(1,733)	(2,549)	(7,177)	(6,946)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	1,745	1,873	4,811	7,009
Add: Proceeds from disposal of assets and other changes in investing activities	18	19	11	492
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	96	455	520	935
Add: Defined benefit pension contributions, net of tax	11	7	30	35
Industrial free cash flows(3)	(4,009)	(4,304)	(4,930)	(7,309)

Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

Debt to Industrial net financial position

(€ million)	At September 30, 2026	At December 31, 2025
Debt	(55,999)	(45,947)
Current financial receivables from jointly-controlled financial services companies	799	603
Derivative financial assets/(liabilities), net and collateral deposits	79	181
Financial securities	3,443	1,362
Cash and cash equivalents	29,046	30,146
Industrial net financial position classified as held for sale	95	—
Net financial position	(22,537)	(13,655)
Less: Net financial position of financial services	(27,937)	(20,349)
Industrial net financial position(9)	5,400	6,694

Available liquidity

(€ million)	At September 30, 2026	At December 31, 2025
Cash, cash equivalents and financial securities(10)	32,489	31,508
Undrawn committed credit lines	13,859	18,287
Cash, cash equivalents and financial securities - included within Assets held for sale	132	—
Total Available liquidity(4)	46,480	49,795
of which: Available liquidity of the Industrial Activities	42,652	45,711

Impact of capital expenditures on Industrial free cash flows

(€ million)	YTD 2026	YTD 2025
Capital Expenditures and capitalized research & development expenditures and change in amount payable on property, plant and equipment and intangible assets for industrial activities	4,811	7,009
Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	520	935
Proceeds from disposal of assets and other changes in investing activities	(11)	(492)
Capital Expenditures	5,320	7,452

Research and development expenditures expensed	2,491	2,001
Less: Capitalized borrowing costs	79	177
Proceeds from disposal of assets and other changes in investing activities	11	492
Total Capital Expenditures & Investment	7,743	9,768

Net revenues	119,225	111,467
Capital Expenditures and Investments as a percent of Net revenues	6.5%	8.8%
Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

NOTES

(1) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(2) Adjusted operating income/(loss) margin is calculated as Adjusted operating income/(loss) divided by Net revenues.
(3) Industrial free cash flows is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities; (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring, the payment of accounts payable and transactions with our consolidated and related party financial service entities, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the senior management.
(4) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate and mainly affects our industrial activities. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €242 million cash and securities at September 30, 2026 (€354 million at December 31, 2025), and in Algeria, in which we have cash and cash equivalents at September 30, 2026 of €268 million (€276 million at December 31, 2025)), we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €1,023 million at September 30, 2026 (€663 million at December 31, 2025 held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of Stellantis Financial Services U.S. Corp, together with its consolidated subsidiaries.
(5) Adjusted diluted earnings per share ("EPS") is calculated by adjusting Diluted earnings per share for the post-tax impact per share of the same items excluded from Adjusted operating income/(loss) as well as tax expense/(benefit) items that are considered rare or infrequent, or whose nature would distort the presentation of the ongoing tax charge of the Company. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under IFRS.
(6) Consolidated Shipments includes the vehicles produced by our joint ventures and associates (including Leapmotor) which are distributed by our consolidated subsidiaries. In addition to the volumes included in Consolidated shipments, Combined shipments also includes the Stellantis branded vehicles distributed by our joint ventures (such as Tofas) and associates.
(7) Leapmotor International is a jointly established, Stellantis-controlled company created in 2024 and owned 51 percent by Stellantis and 49 percent by Leapmotor, to distribute Leapmotor-branded vehicles outside of China. Stellantis does not design or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property.
(8) Effective January 2026, the Company’s segment structure was updated to align with how the Chief Operating Decision Maker (“CODM”) reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reporting segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific.

The changes in our segment reporting are summarized below:

•Maserati is no longer presented as a separate reporting segment as it is managed consistently with the other brands within the regions and is therefore presented on a “where sold” basis).
•The Asia Pacific region is now managed as a single operating segment. Previously, the CODM reviewed two operating segments: (i) China and (ii) India & Asia Pacific, which were reported as one reporting segment under IFRS 8. From 2026, these activities are reviewed together, resulting in one operating and reporting segment: Asia Pacific; and
•European used car operations, previously included within Other activities, have been reclassified to the Enlarged Europe segment in line with the CODM’s oversight.

Comparative information has been restated to reflect the revised segment structure. The impact of these changes is presented in the following tables:

	Q3 2025
	As reported	Adjustments	As adjusted
Net revenues (EUR M)	37,206	—	37,206
North America	16,047	40	16,087
Enlarged Europe	12,973	658	13,631
Middle East & Africa	2,053	7	2,060
South America	3,989	—	3,989
Asia Pacific	427	49	476
Maserati	188	(188)	—
Others	1,529	(566)	963

	YTD 2025			YTD 2025
	Net revenues			Adjusted operating income/(loss)
	As reported	Adjustments	As adjusted	As reported	Adjustments	As adjusted
(EUR M)	111,467	—	111,467	630	—	630
North America	44,245	145	44,390	(1,420)	(37)	(1,457)
Enlarged Europe	42,214	1,974	44,188	179	(89)	90
Middle East & Africa	6,997	25	7,022	1,040	—	1,040
South America	11,758	2	11,760	1,618	—	1,618
Asia Pacific	1,350	136	1,486	24	(28)	(4)
Maserati	557	(557)	—	(172)	172	—
Others	4,346	(1,725)	2,621	(639)	(18)	(657)

(9) Industrial net financial position is calculated as Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/ liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale.
(10) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable).

Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), S&P Global, Ward’s Automotive) and internal information unless otherwise stated.
For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:

•Enlarged Europe excludes Russia and Belarus;
•Middle East & Africa excludes Iran and Sudan in all periods presented, and Syria in 2025 only;
•South America excludes Cuba; and
•Asia Pacific reflects aggregate for major markets where Stellantis competes including China (PC only) including licensed sales from Dongfeng Peugeot Citroën Automobiles, Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia.

Certain totals in the tables included in this report may not add due to rounding.
Prior period figures have been updated to reflect current information provided by third-party industry sources.
EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.
Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV), range-extender electric vehicle (REEV) and fuel cell electric (FCEV) vehicles.
All Stellantis reported BEV and LEV sales include Citroën Ami, Opel Rocks-e and Fiat Topolino; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2026 Financial Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in trade policy, the imposition of global and regional tariffs targeted to the automotive industry; the Company’s ability to accurately predict the market demand for electrified vehicles; the Company’s ability to offer innovative, attractive products; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; the Company's ability to attract and retain experienced management and employees; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers; risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.